Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

CALCULATION OF NET INCOME PER COMMON SHARE

(Expressed in thousands of U.S. dollars, except per share amounts)

	Year ended December 31,
	2007	2006	2005
	(audited)	(audited)	(audited)
BASIC
Net income (loss), available to common shareholders	$368,284	$377,409	$(626,063)
Common shares outstanding at January 1	63,664,217	63,612,198	48,323,329
Common shares outstanding at December 31	57,549,654	63,664,217	63,612,198
Weighted average common shares outstanding	61,705,821	63,636,935	50,901,382
Net income (loss) available to common shareholders, per common share	$5.97	$5.93	$(12.30)

DILUTED
Net income (loss)	$385,412	$394,585	$(623,399)
Weighted average common shares outstanding	61,705,821	63,636,935	50,901,382
Dilutive effect of share options and convertible preferred shares (except where anti-dilutive)	8,022,408	7,575,352	—

Total	69,728,229	71,212,287	50,901,382

Net income (loss) per common share	$5.53	$5.54	$(12.30)